20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated Bermuda with limited liability)

Our Ref: GSD/TCHL/4852
18th February 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.




08001034

BY AIRMAIL

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED



Ivy Y. H. Tam
Secretary
Encl.



File No. 82-3528

Annex A to Letter to the SEC
dated 18th February 2008
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 23rd June 1993 :

Description of Document

Title : Filing of Annual Return of a Non-Hong Kong Company

Date : 18th February 2008

Entity requiring item : Hong Kong Companies Registry
pursuant to the Hong Kong Companies Ordinance

Companies Registry
公司註冊處

Annual Return of a Non-Hong Kong Company
非香港公司周年申報表

(Companies Ordinance s. 334(1) – (4))
(《公司條例》第 334(1) – (4) 條)

Form 表格 **N3**

Important Notes 重要事項

- Please read the accompanying notes before completing this form. Please print in black ink.
- 填表前請參閱《填表須知》。 請用黑色墨水列印。

Company Number 公司編號

F 4549

(Note 註 8) **1 Company Name 公司名稱**

Tai Cheung Holdings Limited

2 Date of this Return 本申報表日期

The Most Recent Anniversary of the Date of Registration under Section 333 of the Companies Ordinance
根據《公司條例》第 333 條註冊爲非香港公司的最近周年日期

DD 日	MM 月	YYYY 年
16	02	2008

3 Date of Registration under Section 333 of the Companies Ordinance
根據《公司條例》第 333 條註冊的日期

DD 日	MM 月	YYYY 年
16	02	1990

4 Place of Incorporation 成立爲法團所在的地方

Bermuda

5 Principal Place of Business in Hong Kong 在香港的主要營業地點

(a) Address of the Principal Place of Business in Hong Kong 在香港的主要營業地點的地址

20th Floor, The Hong Kong Club Building,
3A Chater Road, Central, Hong Kong

('Care of' addresses and post office box numbers are not acceptable 「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 9) (b) E-mail Address 電郵地址

tcpltd@netvigator.com

(Note 註 3) **Presentor's Reference 提交人的資料**

Name 姓名: Tam Yee Har, Authorised Person
Address 地址: 20th Floor,
The Hong Kong Club Building,
3A Chater Road,
Central, Hong Kong

Tel 電話: 2532 2688 Fax 傳真: 2810 4108
E-mail Address 電郵地址: tcpltd@netvigator.com
Reference 檔號:

For Official Use 請勿填寫本欄

6 Offices in Place of Incorporation 在成立爲法團所在的地方的辦事處

(a) **Address of the Registered Office (or its equivalent) in Place of Incorporation**
在成立爲法團所在的地方的註冊辦事處(或等同於註冊辦事處的地方)的地址

Rosebank Centre, 14 Bermudiana Road, Pembroke HM 08	Bermuda Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(b) **Address of the Principal Place of Business (if any) in Place of Incorporation**
在成立爲法團所在的地方的主要營業地點的地址(如有的話)

	Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 9) (c) **E-mail Address** 電郵地址

tcpltd@netvigator.com

7 Mortgages and Charges 按揭及押記

Total amount outstanding as at the date of this return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to section 91 of the Companies Ordinance
截至本申報表日期，所有須依據《公司條例》第 91 條向公司註冊處處長登記的按揭及押記的未償還總額

NIL

(Note 註 10)
8 Authorized Representative in Hong Kong 居於香港的授權代表

A. Individual Appointed as Authorized Representative 以個人身份獲委任的授權代表
(Use Continuation Sheet A if more than 2 authorized representatives 如有超過兩名授權代表，請用續頁 A 填報)

1 **Name in English 英文姓名**

Chan	Pun, David
Surname 姓氏	Other Names 名字

Name in Chinese 中文姓名: 陳斌

Hong Kong Address 香港地址: 51 Stubbs Road, 4/F, Hong Kong

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 11) **E-mail Address 電郵地址**: tcpltd@netvigator.com

(Note 註 12) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: D258386(1)

b Overseas Passport 海外護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

Company Number 公司編號

F 4549

(Note 註 10) **8 Authorized Representative in Hong Kong 居於香港的授權代表** (cont'd 續上頁)

2 Name in English 英文姓名

Surname 姓氏	Other Names 名字
Tam	Yee Har

Name in Chinese 中文姓名: 譚綺霞

Hong Kong Address 香港地址: Flat 5B, Yukon Heights, 21 Tai Hang Road, Hong Kong

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 11) **E-mail Address 電郵地址**: tcpltd@netvigator.com

(Note 註 12) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: E336754(5)

b Overseas Passport 海外護照

Issuing Country 簽發國家	Number 號碼

B. Authorized Representative Other Than Individual 以非個人身份擔任授權代表

(Use Continuation Sheet A if more than 1 authorized representative 如有超過一名授權代表，請用續頁A填報)

Please tick the relevant box—請在適用的空格內加「✓」號

Nature of the Firm or Corporation 商號或法團的性質

☐ A firm of solicitors or a solicitor corporation 律師商號或法團

☐ A firm or corporation of certified public accountants (practising) 執業會計師商號或法團

Name in English 英文名稱: N/A

Name in Chinese 中文名稱: N/A

(Note 註 13) **Hong Kong Address 香港地址**:

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 11) **E-mail Address 電郵地址**:

9 Secretary 秘書

A. Individual Secretary 個人秘書

(Use Continuation Sheet B if more than 1 individual secretary 如有超過一名個人秘書，請用續頁B填報)

	Surname 姓氏	Other Names 名字
Name in English 英文姓名	Tam	Yee Har

Name in Chinese 中文姓名	譚綺霞
Previous Names 前用姓名	
Alias 別名	

		Country 國家
Residential Address 住址	Flat 5B, Yukon Heights, 21 Tai Hang Road	Hong Kong

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14)	E-mail Address 電郵地址	tcpltd@netvigator.com

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: E336754(5)

	Issuing Country 簽發國家	Number 號碼
b Overseas Passport 海外護照		

B. Corporate Secretary 法人團體秘書

(Use Continuation Sheet B if more than 1 corporate secretary 如有超過一名法人團體秘書，請用續頁B填報)

(Note 註 16)	Name in English 英文名稱	N/A
(Note 註 16)	Name in Chinese 中文名稱	N/A

			Country 國家
(Note 註 17)	Address 地址		

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14)	E-mail Address 電郵地址	

Company Number 公司編號
(Only applicable to body corporate registered in Hong Kong)
(只適用於在香港註冊的法人團體)

10 Director 董事

A. Individual Director 個人董事

(Use Continuation Sheet C if more than 2 individual directors 如有超過兩名個人董事，請用續頁 C 填報)

Please tick the relevant box(es) 請在適用的空格內加 ✓ 號

(Note 註 18) 1 **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事 | Alternate to 代替:

Name in English 英文姓名

Surname 姓氏	Other Names 名字
Chan	Pun, David

Name in Chinese 中文姓名: 陳斌

Previous Names 前用姓名:

Alias 別名:

Residential Address 住址

Address	Country 國家
51 Stubbs Road, 4/F	Hong Kong

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**: tcpltd@netvigator.com

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: D258386(1)

b Overseas Passport 海外護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

Company Number 公司編號

F 4549

10 Director 董事 (cont'd 續上頁)

Please tick the relevant box(es) 請在適用的空格內加 ✓ 號

(Note 註 18) **2 Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事 Alternate to 代替

Name in English 英文姓名

Chan	Sau Ching
Surname 姓氏	Other Names 名字

Name in Chinese 中文姓名 陳秀清

Previous Names 前用姓名

Alias 別名

Residential Address 住址

House No. 26, No. 63 Deep Water Bay Road	Hong Kong
	Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址** tcpltd@netvigator.com

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼 A996725(A)

b Overseas Passport 海外護照

Issuing Country 簽發國家	Number 號碼

10 Director 董事 (cont'd 續上頁)

B. Corporate Director 法人團體董事

(Use Continuation Sheet D if more than 1 corporate director 如有超過一名法人團體董事，請用續頁D填報)

Please tick the relevant box(es) 請在適用的空格內加 ✓ 號

(Note 註 18) **Capacity 身份** ☐ Director 董事 ☐ Alternate Director 候補董事 | Alternate to 代替

Name in English 英文名稱 N/A

Name in Chinese 中文名稱 N/A

(Note 註 17) **Address 地址** | Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

Company Number 公司編號
(Only applicable to body corporate registered in Hong Kong)
(只適用於在香港註冊的法人團體)

11 Share Capital 股本 *(As at the Date of this Return 截至本申報表日期)*

(Only applicable to a company having a share capital 只適用於有股本公司)

	Currency 貨幣單位	Total Nominal Value 總面值
Authorized Share Capital 法定股本	HK$	100,000,000.00
Issued Share Capital 已發行股本	HK$	61,753,142.50

12 Accounts 帳目

(Please complete Section A or B as appropriate 請填報A 或B 項)

(Note 註 19) **A. Accounts required under section 336 of the Companies Ordinance are submitted with this form**
隨本表格提交《公司條例》第 336 條規定的帳目

Period Covered by the Accounts 該等帳目所涵蓋的會計期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	04	2006	To 至	31	03	2007

(Note 註 20) **B. Accounts required under section 336 of the Companies Ordinance are not submitted with this form for the following reason: -**
並無隨表提交《公司條例》第 336 條規定的帳目，原因如下：-

Please tick the relevant box 請在適用的空格內加 ✓ 號

☐ The company is neither required by the law of the place of its incorporation, the laws of any other jurisdictions where the company is registered as a company, nor the rules of the stock exchange or similar regulatory bodies in any of those jurisdictions to publish its accounts or to deliver copies of its accounts to any person in whose office they may be inspected as of right by members of the public.

公司成立爲法團所在的地方的法律或在其註冊成爲公司的任何其他司法管轄區的法律，以及任何該等司法管轄區的證券交易所或類似的監管機構的規章，均沒有規定公司須發表帳目或交付帳目副本予任何人，讓公眾人士按應有權利在該人的辦事處查閱。

☐ The company has been incorporated for less than 18 months prior to the date of delivery of the return under section 334(1) of the Companies Ordinance and the accounts of the company that are required to be published have not been made up.

公司成立爲法團的日期與根據《公司條例》第 334(1)條規定交付申報表的日期相距少於 18 個月，而公司須發表的帳目仍未擬備。

(Note 註 21) **13 'Non-statutory Guidelines on Directors' Duties' issued by the Companies Registry**
公司註冊處發出的《有關董事責任的非法定指引》

All directors of the company in office at any time during the period covered by this return have, either before the commencement of the period or before their respective appointments, been supplied with a copy of the latest version of the 'Non-statutory Guidelines on Directors' Duties' published by the Companies Registry, for their information and reference.
所有在本申報表涵蓋期間內的任何時間在職的公司董事，均已在該段期間開始前或在他們各自獲委任前，獲發給公司註冊處所編製的《有關董事責任的非法定指引》的最新版本，以供參閱和備考。

This Return includes 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B,** 5 **Continuation Sheet(s) C and** 0 **Continuation Sheet(s) D.**
本申報表包括 0 張續頁 A、0 張續頁 B、5 張續頁 C 及 0 張續頁 D。

Signed 簽署 :

Name 姓名 : David Run Chan

Director / ~~Secretary~~ / ~~Manager~~ / Authorized Representative*
董事 / ~~秘書~~ / ~~經理~~ / 授權代表*

Date 日期 : 18/02/2008 (DD 日 / MM 月 / YYYY 年)

* *Delete whichever does not apply 請刪去不適用者*

Date of Return 本申報表日期		
16	02	2008
DD 日	MM 月	YYYY 年

Company Number 公司編號

F 4549

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加 ✓ 號

(Note 註 18) **Capacity 身份**

☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名

Surname 姓氏	Other Names 名字
Kwok	Chi Leung, Karl

Name in Chinese 中文姓名

郭志樑

Previous Names 前用姓名

Alias 別名

Residential Address 住址

	Country 國家
7A White Jade, 51 Stubbs Road	Hong Kong

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

tcpltd@netvigator.com

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼

A824773(3)

b Overseas Passport 海外護照

Issuing Country 簽發國家	Number 號碼

Specification No. 2/2007 (Dec. 2007)
指明編號 2/2007 (2007 年 12 月)

Date of Return 本申報表日期		
16	02	2008
DD 日	MM 月	YYYY 年

Company Number 公司編號
F 4549

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加 ✓ 號

(Note 註 18) **Capacity 身份**: ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替:

Name in English 英文姓名

Surname 姓氏	Other Names 名字
Cheung	Wing Siu, Joseph

Name in Chinese 中文姓名: 張永兆

Previous Names 前用姓名:

Alias 別名:

Residential Address 住址

Address	Country 國家
Apartment 10A, Hollywood Heights, 6 Old Peak Road	Hong Kong

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**: tcpltd@netvigator.com

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: G045449(3)

b Overseas Passport 海外護照

Issuing Country 簽發國家	Number 號碼

Date of Return 本申報表日期

16	02	2008
DD 日	MM 月	YYYY 年

Company Number 公司編號

F 4549

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名

Kwong	Man Sing
Surname 姓氏	Other Names 名字

Name in Chinese 中文姓名

鄺文星

Previous Names 前用姓名

Alias 別名

Residential Address 住址

14 Guildford Road, B601, The Peak	Hong Kong
	Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

tcpltd@netvigator.com

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼

A789166(3)

b Overseas Passport 海外護照

Issuing Country 簽發國家	Number 號碼

Specification No. 2/2007 (Dec. 2007)
指明編號 2/2007 (2007 年 12 月)

Date of Return 本申報表日期

16	02	2008
DD 日	MM 月	YYYY 年

Company Number 公司編號

F 4549

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事 Alternate to 代替

Name in English 英文姓名

Surname 姓氏	Other Names 名字
Li	Wing Sau

Name in Chinese 中文姓名 李永修

Previous Names 前用姓名

Alias 別名 Simon Li

Residential Address 住址

Address	Country 國家
6/F., 29 Maidstone Road, Kowloon	Hong Kong

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址** tcpltd@netvigator.com

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: E454824(1)

b Overseas Passport 海外護照

Issuing Country 簽發國家	Number 號碼

Specification No. 2/2007 (Dec. 2007)
指明編號 2/2007 (2007 年 12 月)

Form 表格 N3

Date of Return 本申報表日期

16	02	2008
DD 日	MM 月	YYYY 年

Company Number 公司編號

F 4549

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加 ✓ 號

(Note 註 18) Capacity 身份

[✓] Director 董事 [ ] Alternate Director 候補董事

Alternate to 代替:

Name in English 英文姓名

Surname 姓氏	Other Names 名字
Lam	Wai Lim, William

Name in Chinese 中文姓名: 林威廉

Previous Names 前用姓名:

Alias 別名:

Residential Address 住址

Address	Country 國家
23B Three Island Place, 61 Tanner Road	Hong Kong

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) E-mail Address 電郵地址: tcpltd@netvigator.com

(Note 註 15) Identification 身份證明

a Hong Kong Identity Card Number 香港身份證號碼: D670446(9)

b Overseas Passport 海外護照

Issuing Country 簽發國家	Number 號碼

Specification No. 2/2007 (Dec. 2007)
指明編號 2/2007 (2007 年 12 月)

END